

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Guixiong Qiu, CEO
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China 510627

> **Re:** **Tanke Biosciences Corporation**
> **Registration Statement on Form S-1**
> **Filed February 14, 2011**
> **File No. 333-172240**
> **Current Report on Form 8-K**
> **Filed February 10, 2011**
> **File No. 0-53529**

Dear Mr. Qiu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Registration Statement on Form S-1 filed February 14, 2011

General

2. Please provide relevant updates with each amendment. For example, and without limitation, we note your statement at page 53 that Mr. Qui will be appointed as your sole director on or about February 13, 2011.

3. We note that you have provided on your registration statement cover page information regarding your agent for service in China. Please provide the name, address, and telephone number of your U.S. agent for service on your registration statement cover page.

4. We note that Chun Rui Wu signed on behalf of Guangzhou Kanghui Agricultural Technology Company., Ltd. in the relevant VIE agreements. With a view towards disclosure, please explain to us this individual's involvement in your current corporate structure.

5. Please tell us which provisions of Securities Act Rule 415 you are relying upon in connection with this offering. In that regard, if you are relying upon Rule 415(a)(1)(i), please provide us with a detailed legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of the relationship between the Company and the selling shareholders, whether there were any material agreements between the Company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your securities. Please also provide us with copies of all agreements between you and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction in connection with the sale of the securities. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

6. Please revise your filing to include pro forma financial statements showing the effect of the share exchange agreement and private placement as required by Article 8-05(a) of Regulation S-X.

Registration Fee Table

7. We note your disclosure in footnote 1 to your fee table that pursuant to Rule 416, you are also registering an additional and indeterminable number of shares that may be issuable due to anti-dilution provisions applicable to the notes and warrants. Please provide your basis for including such shares on this registration statement in this way.

Prospectus Summary, page 1

VIE Agreements and Call Option Agreements, page 2

8. It appears that China Flying obtained control of Guanghzou Tanke through its subsidiary, Kanghui Agricultural, in January 2011. Considering that Guangzhou Tanke was incorporated in April 1997 (i.e., prior to the date on which China Flying obtained control), please tell us how you evaluated FASB ASC 810-10-15-17(d) in applying the guidance regarding variable interest entities to an entity that appears to be a business.

Private Placement, page 2

9. Please revise your discussion of the registration rights agreement executed in connection with the convertible notes private placement here and throughout your filing to describe the liquidated damages provision. In addition, please provide us with your analysis of the guidance per FASB ASC 825-20 regarding registration payment arrangements.

Our Organizational Structure, page 4

10. Please disclose in this section why you entered into the share exchange agreement, VIE agreements and call option agreement.

11. Please revise your organizational chart to disclose the extent of common controlling ownership in Tanke Biosciences Corporation and Guangzhou Tanke Industry Co., Ltd. In addition, disclose in the chart the identities of these shareholders. Please also include in the corporate diagram the abbreviated names of each entity as you have used them throughout the filing. Finally, please expand the diagram or include a separate diagram that shows the extent of common holdings after consummation of this offering.

12. Please further revise your chart to identify in the chart the extent of common management and board members for Golden Genesis Limited, Tanke Biosciences Corporation and its subsidiaries, and Guangzhou Tanke Industry Co., Ltd. and its subsidiaries.

Risk Factors, page 11

13. Eliminate any suggestion at page 11 that all material risk factors might not be discussed in the referenced Risk Factors section.

14. Revise to eliminate text which mitigates the risk discussion you present, including many clauses which begin or precede "although," "however," and "while." Other examples include references to opinions of counsel that you are in compliance or that prior approval was not required. Such information may appear elsewhere in your prospectus, but not in the Risk Factors section. Also, be sure to discuss each risk plainly and directly, eliminating suggestions that you cannot "assure" or "guarantee" a particular result.

15. Please ensure that each risk factor is set forth under a subcaption that adequately describes the risk. For example, and without limitation, we note that the risk factor "If we need additional financing…" at page 10, and the risk factor "The application of Chinese regulations…" at page 16 include risks that are not referenced in the related subcaptions.

The Chinese government may determine that the VIE Agreements…, page 11

16. We note your references at pages 11 and 16 to advice from your Chinese counsel. It appears that you have referenced such counsel as experts. If you retain such references in your amendment, please revise your filing to identify such counsel and obtain and file a related consent from counsel. See Securities Act Rule 436.

If Kanghui Agricultural exercises the purchase options…, page 12

17. We note your statement at page 12 that the exercise of the option and payment of the purchase prices could adversely affect your financial position. Please revise your filing to clarify how such exercise and payment could affect your financial position.

Risks Associated With Doing Business in China, page 12

18. With a view toward disclosure, please tell us whether there is a material risk that you may be considered a "resident enterprise" under China's Enterprise Income Tax Law.

The application of Chinese regulations..., page 16

19. We note your disclosure regarding risks related to the new mergers and acquisitions regulations with respect to the possibility that you may grow your business by acquiring other businesses. Please expand your disclosure to disclose all material risks that such regulations pose to your ability to grow by acquiring other businesses.

Recent Chinese regulations relating to the establishment of offshore special purpose companies…, page 16

20. We note your disclosure at page 16 that Chinese residents who are shareholders of Guangzhou Tanke Industry Co., Ltd. currently do not need to file registrations with SAFE pursuant to SAFE Circular No. 75. Please disclose all material risks to you and your shareholders if it were determined that your PRC resident shareholders failed to comply with Notice 75, or tell us why this does not present a material risk.

21. We note your reference to "Business—Government Regulation—Foreign Exchange Regulation" on page 16 but we could not find such section in your filing. Please advise.

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax…, page 17

22. Please revise your filing to clarify how the risk described under this subcaption applies to you.

Due to various restrictions under Chinese laws on the distribution of dividends…, page 17

23. We note your disclosure that you are required to set aside a certain amount of your accumulated profits each year. Please revise to quantify such amount.

Sales Eligible for Future Sale…, page 20

24. We note your disclosure in this risk factor regarding Rule 144. Please revise your disclosure to reflect Rule 144(i).

25. We note your reference at page 23 to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. However, Securities Act Section 27A excludes from the safe harbor certain forward-looking statements made by issuers of penny stock. Please revise.

We do not presently have a Chief Financial Officer with U.S. public company experience, page 22

We note that you conduct substantially all of your operations outside of the United States and that your Chief Financial Officer does not have sufficient experience in U.S. GAAP. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

26. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

27. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

28. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

    a) what role he or she takes in preparing your financial statements;

    b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;

    c) the nature of his or her contractual or other relationship to you;

    d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

    e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

29. If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

    a) the name and address of the accounting firm or organization;

    b) the qualifications of their employees who perform the services for your company;

    c) how and why they are qualified to prepare your financial statements;

    d) how many hours they spent last year performing these services for you; and

    e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

30. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

    a) why you believe they are qualified to prepare your financial statements;

    b) how many hours they spent last year performing these services for you; and

    c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

31. We note your disclosure at page 8 regarding the cessation of certain tax exemptions and deductions. Please also discuss such risk in the context of your discussion of your financial condition and results of operations.

32. We note your disclosure at page 25 that you are a "PRC government certified high-tech company." Please revise your filing to describe what this means.

33. We note that you have provided in this section and in your section "Description of Business" claims regarding the benefits of your products. If you retain such statements in your amendment, please provide objective and independently verifiable support for such statements.

34. Please provide objective and independently verifiable support for your statement at page 28 that you are well-respected with a great reputation. In the alternative, please remove such statement from your filing.

Results of Operations, page 27

35. Please revise your analysis of changes in net sales revenue for each period presented to better describe and quantify underlying material activities that generated variances between periods. Please ensure to separately quantify the effect of each causal factor that you have cited for material changes. For example, in regards to revenue from organic trace mineral additives, please quantify the change during the fiscal year ended December 31, 2009 attributable to the introduction of new products during 2008.

36. Please revise your filing to discuss the material changes in cost of sales and gross profit on a segment basis in the periods for which your financial statements are presented. Your revised disclosure should clearly explain any variability in these line items compared to changes in your net sales revenue. Refer to Item 303(A) of Regulation S-K for further guidance.

37. We note your disclosure per page 29 stating that the increase in selling expenses was in line with the percentage increase in sales. Please revise your disclosure to explain the relationship between these line items (i.e., explain whether there is a direct link between changes in net sales revenue and selling expenses).

Reconciliation of Gross Profit to Income Before Taxes, page 28

38. We note that the tabular disclosure provided per pages 29, 31, and 33 of your filing
indicates changes in the presented line items as "Better / (Worse)." Please revise this
heading to clearly indicate that there was an increase or decrease in the presented line
items or provide headings consistent with the tabular disclosure per page 27 of your
filing.

Income Tax Expense, page 30

39. We note your disclosure stating that all of your income was generated from mainland
China. This appears to be inconsistent with the disclosure per page 14 of your filing
which states that you derived approximately 95% of your sales in China. Please revise to
address this apparent inconsistency.

Liquidity and Capital Resources, page 34

40. We note your disclosure at page 35 that you will require additional cash resources to
meet the cash requirements of your planned growth. Please revise your filing to clarify
whether you will require additional cash resources in connection with your planned
facility expansion that you describe at page 37.

41. Please discuss in the context of your liquidity and capital resources the bank loan that you
reference at page F-15, and the notes that you issued in the private placement. Such
disclosure should include, without limitation, a description of all material terms of such
debt.

Description of Business, page 36

42. Please expand your disclosure to describe the development of your business during the
last three fiscal years. For example, we note that your discussion under "Sales and
Marketing" pertains to only 2009. Refer to Item 101(h) of Regulation S-K

Overview, page 36

43. We note your disclosure at page 36 that you believe sales will rapidly increase as more
large scale farms and food processing and production companies in China seek
"Pollution-Free," and "Green Food" certifications from the Chinese government. Please
clarify the role of your products in obtaining such certifications.

Overview of the Chinese Feed Additive Market, page 37

44. Please define "IBIS."

45. You cite IBIS and Chinafeed Industrial Information as a source of various estimates, assertions, and projections. We also note that you refer to statistics without independent third party support. For all such disclosures, please provide us with a copy of the applicable report that has been highlighted with a corresponding key to indicate where support for the various assertions may be found. In addition, if the source report is not publicly available at nominal or no cost, please file as an exhibit the author's consent to the use of the information in the prospectus and to the reference to the firm. Please see Rule 436 of Regulation C.

46. Please revise your filing to clarify why you believe that China's approval of fewer feed additives results in an ample market opportunity for new Chinese-manufactured additives. We note your related disclosure at page 37.

47. Please revise your filing to clarify why you expect the new Chinese regulations to drive the market to shift to low dosage, high absorption rate organic products, and to clarify how this relates to your products. We note your related disclosure at page 38.

48. We note your disclosure at page 40 regarding your operations management certificate and GMP. Please clarify what this means.

49. Please clarify the meaning of the term "increase bioavailability." We note your related disclosure at page 41.

Sales and Distribution, page 45

50. Please reconcile your disclosure at page 45 that one customer accounted for 15.28% of revenue as of December 31, 2009 with your disclosure at page 46 that for the 2009 fiscal year, sales to your two largest customers accounted for approximately 11% of your revenue.

51. Please provide your graphics on pages 46 and 47 with clear legible writing.

52. In your graphic on page 47, please clearly distinguish between the market regions where you presently sell your products and those where you intend to expand your distribution in the future.

Research and Development, page 48

53. Provide the estimates of research and development costs as Item 101(h)(4)(x) of Regulation S-K requires.

Intellectual Property, page 49

54. Indicate when you expect the result of your five pending Chinese patent applications.

55. With a view toward disclosure, please tell us whether any of your intellectual property protection may expire.

Government Regulations, page 50

56. Please discuss in this section the effect of all governmental regulations that materially affect your business. Where any laws may require approval or the filing of applications, make clear whether you have obtained such approval or made appropriate filings. Such disclosure should also address any restrictions on, or approvals or registrations required in connection with, the acquisition by Guangzhou Kanghui Agricultural Technology Co., Ltd. of the outstanding equity of Guangzhou Tanke Industry Co., Ltd. pursuant to the option agreement, or the acquisition of your shares of common stock in connection with the call option agreement.

57. Please clarify whether foreign ownership of Guangzhou Tanke Industry Co., Ltd. is permitted, and briefly describe any limitations on such ownership.

58. Also, disclose the costs and effects of compliance with environmental laws pursuant to Item 101(h)(4)(xi) of Regulation S-K.

59. Please briefly describe in your prospectus the material terms of each of the agreements that you reference under the heading "VIE Agreements and Call Option Agreement" at page 51.

Management, page 53

60. Please revise your disclosure regarding Mr. Qiu's business experience to provide the name and principal business of each organization with which he has been employed during the past five years. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 54

61. Please provide the summary compensation table in the tabular format specified in Item 402(n). In that regard, we note your column with the heading "Change in Pension Value and Nonqualified Deferred Compensation Earnings."

62. Please provide the narrative disclosure in response to Items 402(o) and 402(q) of Regulation S-K. For example, and without limitation, we note that you have reported compensation in the summary compensation table that relates to a change in pension value or nonqualified deferred compensation earnings. In addition, please disclose the material terms of the agreements with your officers and director that you reference at page 55.

Certain Relationships and Related Transactions, page 55

63. With respect to your loans to affiliates, please clarify, if true, that the loans were made to your affiliates and are outstanding. Your reference that the promissory note was executed "in satisfaction of the amounts due from related parties" is confusing in this regard. In addition, please clarify in this section your relationship with each of these affiliates.

64. Please clarify whether there is a written policy regarding how potential conflicts of interest are to be addressed and resolved.

Security Ownership of Certain Beneficial Owners and Management, page 55

65. To enhance investor understanding, please clarify in this section the relationship that you have with each of the beneficial owners identified in this table.

66. Please clarify whether there are any restrictions on the ability of Golden Genesis Limited to vote the shares held by Golden Genesis Limited that are the subject of the call option agreement or the securities escrow agreement.

Selling Stockholders, page 58

67. For each selling stockholder that is an entity, please disclose the natural person with voting or investment power over your securities that the entity owns.

68. We note your disclosure at page 58 that certain shares were issued to selling stockholders pursuant to a contractual arrangement with you. Please expand your disclosure to provide all material information related to such contractual arrangement.

69. We note your disclosure that the table at page 59 does not include shares issuable upon conversion of any interest accrued on the notes. Please tell us why you have not included such shares in the table.

70. We note your disclosure that Investments II P Plan is an affiliate of Euro Pacific, a registered broker-dealer. Please disclose whether (i) Investments II P Plan purchased the shares in the ordinary course of business and (ii) at the time of the purchase of the securities, Investments II P Plan had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters, page 69

71. Please provide the information in this section required by Item 201(c) of Regulation S-K with respect to restrictions on your ability to pay dividends. In that regard, we note your disclosure at page II-3 regarding the negative covenants in the notes that you issued in the private placement, including the restriction on paying dividends.

Where You Can Find Additional Information, page 71

72. We note your disclosure at page 71 that statements contained in your prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and your disclosure that each of these statements is qualified in all respects by your reference to the copy of the contract or other document filed as an exhibit. Please revise your filing to include all material information, and remove any implication that you have not done so.

Consolidated Financial Statements of Guangzhou Tanke Industry Co., Ltd.

Report of Independent Registered Public Accounting Firm, page F-2

73. We note that Parker Randall CF (H.K.) CPA Limited audited the financial statements of Guangzhou Tanke. Please tell us whether Parker Randall CF (H.K.) CPA Limited will serve as the auditor of the combined entity, and if so, please file an Item 4.01 Form 8-K disclosing a change in accountant.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

(a) Basis of Preparation, page F-7

74. With regard to your interim period financial statements, please revise to provide an affirmative statement that, in the opinion of management, all adjustments necessary to make the interim period financial statements not misleading were made. Refer to Instruction 2 to Article 8-03 of Regulation S-X.

(g) Trade and Other Receivables, page F-8

75. We note that you have provided disclosure regarding bad debt write-offs during the year ended December 31, 2009. Please revise to provide similar disclosure for each period for which financial statements are provided (e.g., the nine month period ended September 30, 2010).

(l) Revenue Recognition, page F-9

76. Please revise your revenue recognition policy so that it is more tailored to your business. Your revised disclosure should provide a link between each source of revenue and the criteria for revenue recognition per SAB Topic 13.

77. We note that you present sales revenue net of returns and allowances. Please revise your disclosure of critical accounting estimates to discuss the nature and amounts of revenue dilution (e.g., inventory credits, discounts for early payment, and any other allowances).

78. We note you recognize revenue from technical support provided to your customers. Please tell us about the contractual arrangements for such technical support. For example, please explain whether sales of your products are contained in the same contract with customer technical support. If the deliveries of product and customer technical support are contained in the same contract, please explain how you have evaluated whether these contractual arrangements are within the scope of FASB ASC 605-25.

7. Investments in Unconsolidated Entities, page F-13

79. We note you account for the investments in unconsolidated entities under the cost method of accounting. Please revise your summary of significant accounting policies footnote to disclose your accounting policy for these investments including your policy for assessing impairment under the guidance per FASB ASC 325-20-35-2.

16. Income Tax, page F-17

80. Please revise your disclosure to provide disclosure of your uncertain tax positions as required by FASB ASC 740-10-50-15 and 740-10-50-19.

81. We note you disclose that there is no difference between your balances for book versus the balances for Chinese income tax purposes. To enable us to better understand your assertion, please provide us with a table for each significant balance sheet and income statement line item that compares your U.S. GAAP book basis to your Chinese statutory tax basis and summarizes the applicable Chinese tax treatment for each item. To the extent Chinese tax law treats an individual item differently from U.S. GAAP, please describe to us in detail why such differences to not result in a temporary or permanent difference.

17. Commitments and Contingencies, page F-18

82. We note you entered into an agreement on April 15, 2006 to lease the Laohutou Lot from its beneficial owner until a land use certificate is issued by the government or May 21, 2021, whichever occurs first. Please disclose the terms of the Laohutou Lot lease and minimum future commitments under this agreement.

Financial Statements of Greyhound Commissary, Inc.

General

83. Please revise your filing to include financial statements for the interim period ended September 30, 2010. Refer to Article 8-08 of Regulation S-X for further guidance.

Statements of Operations, page F-21

84. Please remove the term "unaudited" from the title of your audited financial statements.

Notes to the Financial Statements, page F-24

85. We note you include reference to legacy GAAP standards in your disclosure. FASB ASC 105, which was effective for financial statements issued for interim and annual periods ending after September 15, 2009, requires that all nongovernmental entities no longer refer to legacy GAAP standards. Please revise your disclosure to comply with the requirements of FASB ASC 105 in future filings, including amendments to this registration statement.

Recent Sales of Unregistered Securities, page II-3

86. Please provide a brief statement of the facts relied upon to make each exemption available. Refer to Item 701 of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-5

87. We note that you have not filed certain exhibits. Please file such exhibits with your next amendment. Upon review of these exhibits, we may have further comments.

88. Please file the English translation of the following agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K:
   - your land lease agreement referenced on page 53;
   - the employment agreements referenced on page 55; and
   - the December 24, 2010 promissory note referenced on page 55.

89. Please also re-file the February 9, 2011 Securities Purchase Agreement with all schedules and exhibits.

Exhibit 10.5

90. We note that Section 8.2.4 of the Consulting Services Agreement allows either party to the agreement to terminate the agreement if circumstances arise which materially and adversely affect the performance of the objectives of the agreement. Please add related risk factor disclosure.

Form 8-K filed February 10, 2011

Exhibit 99.3 – Pro Forma Financial Information

Combined Pro Forma Balance Sheet as of September 30, 2010, page 2

91. We noted differences in the amounts of certain balance sheet line items in your pro forma financial statements for China Flying compared to those presented as the historical balance sheet of Guangzhou Tanke. Please revise to describe the nature of these differences (e.g., in relation to China Flying's ownership interest in Guangzhou Tanke Bio-Tech) and tell us why your presentation is appropriate pursuant to Article 11 of Regulation S-X.

92. With regard to your pro forma adjustments for the effect of the private placement, please provide us with a detailed analysis explaining your accounting treatment for the beneficial conversion feature associated with the convertible notes and the warrants issued with this debt offering. Your response should provide your analysis of the relevant accounting literature and should discuss the significant assumptions made by management. In addition, please tell us how you considered the need to provide pro forma disclosure regarding the warrants issued to the lead placement agent in the convertible notes private placement.

93. It does not appear that your adjustments for the effect of discontinued operations to the pro forma balance sheets and statements of operations are directly attributable to the transaction for which these pro forma financial statements are presented. Please revise. Refer to Article 11-02(b) of Regulation S-X.

Combined Pro Forma Statement of Operations for the Nine Months Ended September 30, 2010, page 3

94. In order to provide additional useful information for an investor, please revise the pro forma adjustment for the effect of interest expense for each period presented to separately quantify the interest expense on the convertible note payable and the amortization of the discount on the warrants issued with these convertible notes and the beneficial conversion feature.

95. Please revise your filing to remove your pro forma balance sheet as of December 31, 2009. Article 11-02(c)(1) of Regulation S-X requires a pro forma condensed balance sheet as of the end of the most recent fiscal period.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Evan L. Greebel
        Katten Muchin Rosenman LLP
        Fax: (212)894-5883